UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Shake Shack Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

819047 101

(CUSIP Number)

Daniel H. Meyer

24 Union Square East, 6th Floor

New York, New York 10003-3201

646-747-6024

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 4, 2015

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Name of Reporting Persons: Daniel H. Meyer

(2)	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

(3)	SEC Use Only:

(4)	Source of Funds (See Instructions): PF

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 1,899,164(1)

	(8)	Shared Voting Power 5,483,844(2)

	(9)	Sole Dispositive Power 1,899,164

	(10)	Shared Dispositive Power 5,483,844(3)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,383,008

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

(13)	Percent of Class Represented by Amount in Row (11): 20.4% beneficial ownership of the voting stock based on 36,250,000 shares of Common Stock outstanding as of February 4, 2015

(14)	Type of Reporting Person (See Instructions): IN

Note:  All share numbers on these cover pages presented on an as-converted basis.

(1)  This number reflects shares held: (i) personally by the Reporting Person (1,899,064 shares) and (ii) by the Daniel H. Meyer Investment Trust (the “Investment Trust”) (100 shares), of which the Reporting Person is the trustee.

(2)  This number reflects the shares held by (i) Daniel H. Meyer 2012 Gift Trust u/a/d 10/31/12 (the “Gift Trust”) (590,921 shares), (ii) Gramercy Tavern Corp. (“GTC”) (3,069,881 shares), (iii) Union Square Cafe Corp. (“USCC”) (1,727,804 shares) and (iv) Union Square Hospitality Group, LLC (“USHG”) (95,238 shares), over each of which Reporting Person has voting control.  The Reporting Person disclaims beneficial ownership of the aforementioned shares except to the extent of his pecuniary interest therein. Each of the aforementioned entities has filed its own Schedule 13D with respects to the shares of the Issuer each holds as of February 13, 2015.

(3)  See footnote 2.

CUSIP No. 819047 101	Schedule 13D

Item 1.                          Security and Issuer

This Schedule 13D relates to shares of Class A common stock, par value $0.001 per share (the “A-Common”) of Shake Shack Inc., a Delaware corporation (the “Issuer”).

The address of the Issuer’s principal executive offices is 24 Union Square East, 5th Floor, New York, NY 10003.

Item 2.                          Identity and Background

(a)                                 This Schedule 13D is being filed by Daniel H. Meyer, a United States citizen (the “Reporting Person”).

Prior to the closing of the Issuer’s initial public offering (the “IPO”) of the Issuer’s A-Common the Issuer effected certain organizational transactions involving its capital structure (the “Reorganization”), amending and restating the operating agreement of SSE Holdings, LLC, a Delaware limited liability company (“SSE Holdings”) to exchange all then-outstanding membership interests in SSE Holdings for a new class of common membership interests in SSE Holdings (the “LLC Interests”).  In connection with the closing of the IPO the Reporting Person retained its LLC Interests and was issued shares of the Issuer’s Class B common stock, par value $0.001 per share (“B-Common” and, together with the A-Common and LLC Interests, the “Equity Interests”) on a one-to-one basis with the number of LLC Interests it owned, for nominal consideration.  Shares of B-Common, when combined with an LLC Interest, are redeemable from time to time at the option of the holders thereof for shares of A-Common (or, at the Issuer’s option, for cash) pursuant to the terms of the Third Amended and Restated Limited Liability Company Agreement of SSE Holdings (the “SSE Holdings LLC Agreement”), and subject to the expiration of the lock-up period described in Item 4.

As of the date of this statement, the Reporting Person is the record owner of 30,100 shares of A-Common and 1,869,064 shares of B-Common.

The Reporting Person directly (whether through ownership interest or position) or indirectly through one or more intermediaries may be deemed to control the Investment Trust, the Gift Trust, GTC, USCC and USHG.  The Reporting Person is a director of the Issuer and may be deemed to have shared voting and investment power with respect to the shares of common stock beneficially owned by the Investment Trust, the Gift Trust GTC, USCC and USHG.  As such, the Reporting Person may be deemed to have shared beneficial ownership over such shares of common stock.  The Reporting person disclaims beneficial ownership of the shares held by the Gift Trust, GTC, USCC and USHG except to the extent of his pecuniary interest therein.

(b)                                 The business address of the Reporting Person is 24-34 Union Square East, 6th Floor, New York, NY 10003.

CUSIP No. 819047 101	Schedule 13D

(c)                                  The Reporting Person is the CEO of Union Square Hospitality Group, LLC (“USHG”) and a member of the board of directors of the Issuer.

(d)                                 The Reporting Person has not been convicted in a criminal proceeding during the last five years.

(e)                                  The Reporting Person has not been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and therefore is not, as a result of any such proceeding subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws during the last five years.

(f)                                   The Reporting Person is a United States citizen.

Item 3.                          Source and Amount of Funds or Other Consideration

Initial funding for the acquisition of the Reporting Person’s interests in SSE Holdings which were converted to LLC Interests in the Reorganization was obtained from the personal funds of the Reporting Person. Funding for the purchase of the 30,100 shares held by the Reporting Person and the Investment Trust, respectively was personal funds.

Item 4.                          Purpose of Transaction

The Reporting Person acquired, and presently holds, the Equity Interests for investment purposes.  The Reporting Person intends to participate in the management of the Issuer through  representation on the Issuer’s board of directors.

The Issuer, SSE Holdings, the Reporting Person, and certain other parties (the Reporting Person and such certain other parties, collectively, the “Voting Group”) entered into a Stockholders Agreement (the “Stockholders Agreement”) which was effective as of the closing of the IPO and which contains specific rights, obligations, and agreements of such owners of A-Common and B-Common.

Under the Stockholders Agreement, the members of the Voting Group have agreed to take all necessary action, including by voting at any annual or special meeting of stockholders, so as to ensure that the composition of the Issuer’s board of directors and its committees is as required by the Stockholders Agreement.  The Stockholders Agreement is discussed in further detail in Item 6, and filed as Exhibit 7.1.

Prior to the closing of the IPO, the Issuer and the owners of SSE Holdings (the “Original SSE Equity Owners”) entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with respect to the Issuer’s securities.  The Registration Rights Agreement provides the Original SSE Equity Owners certain registration rights with respect to securities of the Issuer.  For further information, see Item 6, and the Registration Rights Agreement filed as Exhibit 7.2.

The Reporting Person has agreed, pursuant to a lock-up agreement with the underwriters to the IPO (the “Lock-up Agreement”), that for 180 days following the date of the prospectus

CUSIP No. 819047 101	Schedule 13D

with respect to the IPO they will not, subject to limited exceptions, offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, or, in the case of the Issuer, file with the SEC a registration statement under the Securities Act of 1933, as amended (the “Securities Act”) relating to, any shares of A-Common or B-Common, or any securities convertible into or exercisable or exchangeable for shares of A-Common or B-Common.  The Lock-up Agreement is discussed in greater detail in Item 6.

Except as disclosed in this Item, the Reporting Person, does not have any current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.  The Reporting Person, however, will take such actions with respect to the Reporting Person’s investments in the Issuer as deemed appropriate in light of existing circumstances from time to time and reserves the right to acquire or dispose of securities of the Issuer, to enter into hedging relationships with respect to such securities, or to formulate other purposes, plans, or proposals in the future depending on market conditions and/or other factors.

Item 5.                          Interest in Securities of the Issuer

(a) and (b)

Reporting Persons	Number of Shares With Sole Voting and Dispositive Power	Number* of Shares With Shared Voting and Dispositive Power	Aggregate Number* of Shares Beneficially Owned	Percentage of Class Beneficially Owned

Reporting Person	1,899,164	5,483,844	7,383,008	20.4%

*All share numbers presented in this table assume full conversion of B-Common to A-Common.

(c)                                  The Reporting Person has not effected any transactions involving the A-Common in the 60 days prior to filing this Schedule 13D, except for 30,000 shares purchased under the Issuer’s Directed Share Program and 100 shares purchased for the Investment Trust.

(d)                                 Not applicable.

(e)                                  Not applicable.

Item 6.                          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person is eligible to receive options in the Issuer’s A-Common as compensation for his role as a member of the board of directors of the Issuer. On January 29, 2015, the Reporting Person was granted 8,251 options, which vest in full on the first anniversary of the grant date.

CUSIP No. 819047 101	Schedule 13D

Immediately prior to the closing of the IPO, the Issuer effectuated the Reorganization (as described more fully in Item 2), resulting in, among other things, the Reporting Person holding LLC Interests.

Under the Stockholders Agreement, for so long as the Reporting Person, the Trust, GTC, USCC and USHG (together, the “Meyer Stockholders”) own in the aggregate at least the percentage of shares of A-Common and B-Common as they held as of February 4, 2015 as provided below, the Issuer and the Voting Group must use reasonable best efforts to include in the slate of nominees the corresponding number of individuals designated by the Meyer Stockholders (the “Meyer Designees”) for election as directors: (i) 50% or greater — 5 directors; (ii) less than 50% but greater than or equal to 25% — 4 directors; (iii) less than 25% but greater than or equal to 10% — 2 directors; (iv) less than 10% but greater than or equal to 5% — 1 director; and (v) less than 5% — 0 directors.  Daniel H. Meyer, Randy Garutti, Jeff Flug, Bert Vivian and Jenna Lyons are the current Meyer Designees to the Issuer’s board of directors.  Upon any decrease in the number of directors that the Meyer Stockholders are entitled to designate for election to the board of directors of the Issuer, the Meyer Stockholders will use their reasonable best efforts to cause the appropriate number of Meyer Designees to offer to tender his or her resignation.  The Stockholders Agreement is also discussed in Item 4, and is filed as Exhibit 7.1.

Pursuant to the Registration Rights Agreement, the Reporting Person holds “demand” registration rights exercisable commencing 180 days after the closing of the IPO (concurrently with the expiration of the lock-up period), whereby it may require the Issuer to use reasonable efforts to register either its shares of A-Common received in connection with the IPO, or received in exchange for shares of B-Common and LLC Interests redeemed by the Issuer, for resale under the Securities Act.  The Registration Rights Agreement also provides the Reporting Person with piggyback registration rights.  For further information, see Item 4, and the Registration Rights Agreement, filed as Exhibit 7.2.

Pursuant to the Lock-Up Agreement, the Reporting Person has agreed that for 180 days after the closing of the IPO he will not, subject to limited exceptions, take or propose to take actions to transfer to another, all or a portion of the economic consequences of ownership of A-Common, B-Common, or any securities convertible into A-Common or B-Common.  The Lock-Up Agreement is also discussed in Item 4.

The Issuer entered into a Tax Receivable Agreement (the “Tax Receivable Agreement”) with SSE Holdings and the Continuing SSE Equity Owners dated as of the closing of the IPO that provides for the payment by the Issuer to the Continuing SSE Equity Owners of 85% of the amount of tax benefits, if any, that the Issuer actually realizes (or in some circumstances is deemed to realize) as a result of (i) increases in the tax basis of assets of SSE Holdings resulting from redemptions or exchanges of LLC Interests or any prior sales of LLC Interests and (ii) certain other tax benefits.  For further information, see the Tax Receivable Agreement filed as Exhibit 7.3.

The SSE Holdings LLC Agreement provides holders of B-Common and LLC Interests a redemption right to have their B-Common and LLC Interests redeemed for shares of A-Common on a one-for-one basis, or cash (at the Issuer’s discretion), as set forth in the SSE Holdings LLC Agreement.  For further details, please see the SSE Holdings LLC Agreement filed as Exhibit 7.4.

CUSIP No. 819047 101	Schedule 13D

The foregoing summaries do not purport to be complete, and are qualified in their entirety by reference to the Stockholders Agreement, the Registration Rights Agreement, the Tax Receivable Agreement, and the SSE Holdings LLC Agreement filed herewith as Exhibits 7.1, 7.2, 7.3, and 7.4 respectively and incorporated herein by reference.

Other than the matters disclosed above in response to Items 4 and 5, and this Item 6, the Reporting Person is not a party to any contracts, arrangements, understandings, or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.                          Material to be Filed as Exhibits

7.1                       Form of Stockholders Agreement (incorporated by reference to Exhibit 10.4 to Shake Shack Inc.’s Form S-1 Amendment No. 1, filed with the Securities and Exchange Commission on January 20, 2015).

7.2                       Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to Shake Shack Inc.’s Form S-1, filed with the Securities and Exchange Commission on December 29, 2014).

7.3                       Form of Tax Receivable Agreement (incorporated by reference to Exhibit 10.1 to Shake Shack Inc.’s Form S-1 Amendment No. 1, filed with the Securities and Exchange Commission on January 28, 2015).

7.4                       Form of Third Amended and Restated LLC Agreement of SSE Holdings, LLC (incorporated by reference to Exhibit 10.3 to Shake Shack Inc.’s Form S-1 Amendment No. 1, filed with the Securities and Exchange Commission on January 28, 2015).

24                          Power of Attorney, dated January 26, 2015.

CUSIP No. 819047 101	Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete, and correct.

Dated as of February 17, 2015

/s/ Ronald Palmese, Jr.
Ronald Palmese, Jr., Esq., Attorney-in-Fact for Daniel H. Meyer

CUSIP No. 819047 101	Schedule 13D

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

7.1	Form of Stockholders Agreement (incorporated by reference to Exhibit 10.4 to Shake Shack Inc.’s Form S-1 Amendment No. 1, filed with the Securities and Exchange Commission on January 20, 2015).

7.2	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to Shake Shack Inc.’s Form S-1, filed with the Securities and Exchange Commission on December 29, 2014).

7.3	Form of Tax Receivable Agreement (incorporated by reference to Exhibit 10.1 to Shake Shack Inc.’s Form S-1 Amendment No. 1, filed with the Securities and Exchange Commission on January 28, 2015).

7.4

Form of Third Amended and Restated LLC Agreement of SSE Holdings, LLC (incorporated by reference to Exhibit 10.3 to Shake Shack Inc.’s Form S-1 Amendment No. 1, filed with the Securities and Exchange Commission on January 28, 2015).

24	Power of Attorney, dated January 26, 2015.